UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                  SCHEDULE 13G


                    Under the Securities Exchange Act of 1934


                              SAMSONITE CORPORATION
--------------------------------------------------------------------------------
                                (Name of Issuer)


                                  Common Stock
--------------------------------------------------------------------------------
                         (Title of Class of Securities)


                                    79604V105
--------------------------------------------------------------------------------
                                 (CUSIP Number)


                                  July 31, 2003
--------------------------------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)


Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

                  / / Rule 13d-1(b)
                  /X/ Rule 13d-1(c)
                  / / Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                  SCHEDULE 13G                              -2-

CUSIP No. 79604V105


--------------------------------------------------------------------------------
   1. Names of Reporting Persons.
          I.R.S. Identification Nos. of above persons (entities only).

          Nomura Special Situations Investment Trust
--------------------------------------------------------------------------------
   2. Check the Appropriate Box if a Member of a Group
      (See Instructions)                                      (a) / /
                                                              (b) /X/

--------------------------------------------------------------------------------
   3. SEC Use Only


--------------------------------------------------------------------------------
   4. Citizenship or Place of Organization

      Delaware
--------------------------------------------------------------------------------
                            5.    Sole Voting Power

                                  0
                           -----------------------------------------------------
        Number of           6.    Shared Voting Power
         Shares
      Beneficially                28,741,217 (see Item 4)
                           -----------------------------------------------------
      Owned by Each         7.    Sole Dispositive Power
        Reporting
      Person With:                0
                           -----------------------------------------------------
                            8.    Shared Dispositive Power

                                  28,741,217 (see Item 4)
--------------------------------------------------------------------------------
   9. Aggregate Amount Beneficially Owned by Each Reporting Person

      28,741,217
--------------------------------------------------------------------------------
  10. Check box if the Aggregate Amount in Row (9) Excludes Certain Shares
      (See Instructions)
                                                                    / /

--------------------------------------------------------------------------------
  11. Percent of Class Represented by Amount in Row (9)

          12.0%
--------------------------------------------------------------------------------
  12. Type of Reporting Person (See Instructions)

          OO

                                  SCHEDULE 13G                              -3-

CUSIP No. 79604V105
--------------------------------------------------------------------------------
   1. Names of Reporting Persons.
          I.R.S. Identification Nos. of above persons (entities only).

          Long Drive Management Trust
--------------------------------------------------------------------------------
   2. Check the Appropriate Box if a Member of a Group
      (See Instructions)                                    (a) / /
                                                            (b) /X/

--------------------------------------------------------------------------------
   3. SEC Use Only


--------------------------------------------------------------------------------
   4. Citizenship or Place of Organization

      Delaware
--------------------------------------------------------------------------------
                            5.    Sole Voting Power

                                  0
                           -----------------------------------------------------
        Number of           6.    Shared Voting Power
         Shares
      Beneficially                28,741,217 (see Item 4)
                           -----------------------------------------------------
      Owned by Each         7.    Sole Dispositive Power
        Reporting
      Person With:                0
                           -----------------------------------------------------
                            8.    Shared Dispositive Power

                                  28,741,217 (see Item 4)
--------------------------------------------------------------------------------
   9. Aggregate Amount Beneficially Owned by Each Reporting Person

      28,741,217
--------------------------------------------------------------------------------
  10. Check box if the Aggregate Amount in Row (9) Excludes Certain Shares
      (See Instructions)
                                                                 / /

--------------------------------------------------------------------------------
  11. Percent of Class Represented by Amount in Row (9)

          12.0%
--------------------------------------------------------------------------------
  12. Type of Reporting Person (See Instructions)

          OO, IA

                                  SCHEDULE 13G                              -4-


Item 1(a).        Name of Issuer:

                  Samsonite Corporation


Item 1(b).        Address of Issuer's Principal Executive Offices:

                  11200 East 45th Avenue, Denver, Colorado 80239

Item 2(a).        Name of Person Filing:

                  This statement is filed jointly by each of the following persons pursuant to Rule 13d-1(k) promulgated by the Securities and Exchange Commission (the "SEC") under Section 13 of the Act: (i) Nomura Special Situations Investment Trust, a Delaware business trust ("NSSIT"), with respect to the shares of common stock, par value $0.01 per share, (the "Shares") of Samsonite Corporation (the "Company") of which it is the beneficial owner through its ownership of (a) Shares,
                  (b) shares of convertible Preferred Stock of the Company and
                  (c) Warrants for the purchase of Shares and (ii) Long Drive Management Trust, a Delaware business trust ("Long Drive"), with respect to the Shares of which NSSIT is the beneficial owner. Long Drive, as investment adviser to NSSIT, may be deemed to be the beneficial holder of any Shares of which NSSIT is the beneficial holder. NSSIT and Long Drive shall be referred to collectively as the "Reporting Persons".

Item 2(b).        Address of Principal Business Office:

                  The Address of the Principal Business Office of each Reporting Person is:

                  2 World Financial Center
                  Building B, 22nd Floor
                  New York, New York 10281-1198

Item 2(c).        Citizenship:

                  Each Reporting Person is a Delaware Business Trust

Item 2(d).        Title of Class of Securities:

                  Common Stock

Item 2(e).        CUSIP Number:

                  79604V105

Item 3. If this statement is filed pursuant to ss.ss.240.13d-1(b) or 240.13d-2(b) or (c), check whether the person is a:

         This Item 3 is not applicable

                                  SCHEDULE 13G                              -5-


Item 4.       Ownership:

         Samsonite Corporation


         (a)      Amount beneficially owned by each Reporting Person:                          28,741,217*

                  *As of July 31, 2003. This amount includes (i) 14,801,878
                    Shares, (ii) 5,784 shares of convertible Preferred Stock, convertible into an aggregate of 13,771,428 Shares, which is calculated by dividing the $1,000 face value of the Preferred Stock by the conversion price of the Preferred
                    Stock, which is $0.42 and (iii) 15,000 warrants, exerciseable for an aggregate of 167,910 Shares. The Shares and the shares of convertible Preferred Stock were acquired pursuant to a recapitalization transaction in exchange for existing senior redeemable exchangeable Preferred Stock of the Company.

         (b)      Percent of class: 12.0%

         (c)      Number of shares as to which such person has:
                  (i)        sole power to vote or to direct
                             the vote:                                                                   0
                  (ii)       shared power to vote or to direct
                             the vote:                                                          28,741,217
                  (iii)      sole power to dispose or to direct
                             the disposition of:                                                         0
                  (iv)       shared power to dispose or to direct
                             the disposition of:                                                28,741,217


Item 5.       Ownership of Five Percent or Less of a Class:

         Not Applicable

Item 6.       Ownership of More than Five Percent on Behalf of Another Person:

         Not Applicable

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person:

         Not Applicable

Item 8.       Identification and Classification of Members of the Group:

         Not Applicable

Item 9.       Notice of Dissolution of Group:

         Not Applicable

Item 10.      Certifications:

                                  SCHEDULE 13G                              -6-


         By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

                                  SCHEDULE 13G                              -7-



                                   SIGNATURES


After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Dated:  November 10, 2004
                                 NOMURA SPECIAL SITUATIONS INVESTMENT TRUST

                                 By: WILMINGTON TRUST COMPANY,
                                     not in its individual capacity but solely
                                     as Trustee


                                     By:  /s/  Jeanne M. Oller
                                          ---------------------------------
                                     Name:    Jeanne M. Oller
                                     Title:   Senior Financial Services
                                              Officer


                                 LONG DRIVE MANAGEMENT TRUST


                                 By:  /s/ Stuart Simon
                                      -------------------------------------
                                 Name:    Stuart Simon
                                 Title:   Managing Director

                                    EXHIBIT A


                             Joint Filing Agreement


In accordance with Rule 13d-1(k) under the Securities Exchange Act of 1934, as amended, the persons named below agree to the joint filing on behalf of each of them of a statement on Schedule 13G (including amendments thereto) with respect to the Common Stock of Samsonite Corporation and further agree that this Joint Filing Agreement be included as an Exhibit to such joint filings. In evidence thereof, the undersigned, being duly authorized, hereby execute this Agreement as of November 10, 2004.


                              NOMURA SPECIAL SITUATIONS INVESTMENT TRUST

                              By:      WILMINGTON TRUST COMPANY,
                                       not in its individual capacity but solely
                                       as Trustee


                                       By:  /s/  Jeanne M. Oller
                                            -----------------------------------
                                       Name:    Jeanne M. Oller
                                       Title:   Senior Financial Services
                                                Officer


                              LONG DRIVE MANAGEMENT TRUST


                              By:  /s/ Stuart Simon
                                   --------------------------------------------
                              Name:    Stuart Simon
                              Title:   Managing Director